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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

OWENS CORNING
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
690742101
(CUSIP Number)
James C. Melville
Kaplan, Strangis and Kaplan, P.A.
5500 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN
(612) 375-1138
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 20, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	690742101

1	NAMES OF REPORTING PERSONS: Owens Corning/Fibreboard Asbestos Personal Injury Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	FEIN: 20-5738616

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		28,200,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		28,200,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	28,200,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	21.6%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
1 The percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person is based upon the 130,790,965 shares of Common Stock issued and outstanding as of April 30, 2007, as reported in Owens Corning's Form 10-Q for the quarter ended March 31, 2007.

CUSIP No.	690742101

1	NAMES OF REPORTING PERSONS: PI Trust Advisory Committee, appointed under the Owens Corning/Fibreboard Asbestos Personal Injury Trust Agreement, dated October 31, 2006.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		28,200,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	28,200,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	21.6%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
1 The percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person is based upon the 130,790,965 shares of Common Stock issued and outstanding as of April 30, 2007, as reported in Owens Corning's Form 10-Q for the quarter ended March 31, 2007.

CUSIP No.	690742101

1	NAMES OF REPORTING PERSONS:

	Michael J. Crames, in his capacity as the Future Claimants’ Representative under the Owens Corning/Fibreboard Asbestos Personal Injury Trust Agreement, dated October 31, 2006.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		28,200,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	28,200,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	21.6%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
1 The percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person is based upon the 130,790,965 shares of Common Stock issued and outstanding as of April 30, 2007, as reported in Owens Corning's Form 10-Q for the quarter ended March 31, 2007.

     This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed on December 19, 2006 (the “Original Schedule 13D”), and is being filed jointly on behalf of the Owens Corning/Fibreboard Asbestos Personal Injury Trust, a Delaware statutory trust (the “Trust”), formed pursuant to the Owens Coring/Fibreboard Asbestos Personal Injury Trust Agreement dated October 31, 2006 (the “Trust Agreement”), the PI Trust Advisory Committee, a committee established under the Trust Agreement (the “TAC”), and Michael J. Crames, in his capacity as the Future Claimants’ Representative under the Trust Agreement, an individual empowered under the Trust Agreement to represent the interests of future holders of Asbestos Personal Injury Claims (each, a “Reporting Person,” and, collectively, the “Reporting Persons”), relating to the common stock, par value $0.01 per share (“Common Stock”), of Owens Corning, a Delaware corporation (“Owens Corning”). The purpose of this Amendment No. 1 to Schedule 13D is primarily to report a change in the person serving as the Future Claimants’ Representative under the Trust Agreement and to report the other matters set forth below.
     Unless otherwise defined or modified below, capitalized terms used in this Amendment No. 1 to Schedule 13D shall have the meaning ascribed to them in the Original Schedule 13D.
     All disclosure for items contained in the Original Schedule 13D where no new information is provided for such item in this Amendment No. 1 to Schedule 13D is incorporated herein by this reference.
Item 2. Identity and Background
     At the time of the filing of the Original Schedule 13D, James J. McMonagle, Esq. was serving as the Future Claimants’ Representative under the Trust Agreement. Mr. McMonagle resigned from his position as the Future Claimants’ Representative on June 20, 2007 pursuant to section 6.2(b) of the Trust Agreement and is no longer a Reporting Person. Also effective June 20, 2007, Mr. McMonagle appointed Michael J. Crames as his successor pursuant to section 6.3 of the Trust Agreement and Mr. Crames agreed to serve as the successor Future Claimants’ Representative, subject to approval of the United States Bankruptcy Court for the District of Delaware (and Mr. Crames is serving in such capacity pending such approval). Unless the context otherwise requires, effective after June 20, 2007, references in the Original Schedule 13D and herein to the FCR should be deemed to be references to Mr. Crames, serving in such capacity, and not to Mr. McMonagle, and Mr. Crames, in his capacity as the Future Claimants’ Representative, is a Reporting Person. Mr. Crames, in his capacity as the Future Claimants’ Representative, serves in a fiduciary capacity representing the interests of the holders of future Asbestos Personal Injury Claims for the purpose of protecting the rights of such persons.
Mr. Crames’ business address is:
c/o Peter J. Solomon Company
520 Madison Avenue
New York, New York 10022
Mr. Crames is a Senior Advisor at the investment banking firm of Peter J. Solomon Company, which is located at 520 Madison Avenue, New York, New York 10022. During the last five years, Mr. Crames has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Crames is a citizen of the United States.
     All disclosure in Item 2 of the Original Schedule 13D with respect to the Trust and the TAC is incorporated herein by this reference.
Item 4. Purpose of Transaction
     Item 4 of the Original Schedule 13D is hereby amended by deleting the first sentence of the fourth paragraph thereof and replacing it with the following:
“Under the Trust Agreement, the Trust must obtain the consent of the TAC and FCR to vote shares of Common Stock solely for purposes of electing members of the Owens Corning Board of Directors and to vote for any revision to Owens Corning’s corporate charter and by-laws, which affect the rights of the Trust.”

     In addition, Item 4 of the Original Schedule 13D is hereby amended by adding the following sentence to the end thereof:
     “When James J. McMonagle was the FCR he designated himself to serve as the FCR Designated Director and he, not Mr. Crames, serves in such capacity.”
Item 5. Interest in Securities of the Issuer
     Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:
“Item 5. Interest in Securities of the Issuer
     (a) The Trust is the beneficial owner of 28,200,000 shares of Common Stock. Neither the TAC nor the FCR own any shares of Common Stock. However, the TAC and the FCR may be deemed to be part of a group of persons (as determined in accordance with Section 13(d) of the Act and the rules promulgated thereunder) with the Trust and, therefore, may also be deemed to be the beneficial owners of the 28,200,000 shares of Common Stock, individually and as a group. Based on Owens Corning’s Form 10-Q for the quarter ended March 31, 2007 filed with the Securities and Exchange Commission on May 2, 2007, there were 130,790,965 shares of Common Stock issued and outstanding as of April 30, 2007. The 28,200,000 shares of Common Stock beneficially owned by the Trust represent approximately 21.6% of the outstanding shares of Common Stock. Notwithstanding anything to the contrary contained herein, the TAC and the FCR expressly disclaim beneficial ownership of the 28,200,000 shares of Common Stock and this Statement on Schedule 13D shall not be construed as an admission by the TAC, the members of the TAC or the FCR that such persons are the beneficial owners for any purpose of the shares of Common Stock covered by this Schedule 13D.
     (b) The Trust (acting through its Trustees), the TAC (acting through its members) and the FCR may be deemed to share the power to vote 28,200,000 shares of Common Stock solely due to the consent rights of the TAC and the FCR under the Trust Agreement with respect to the manner in which the Trust (i) votes the Common Stock exclusively for the purpose of electing members of the Owens Corning Board of Directors, and (ii) votes for any revision to Owens Corning’s corporate charter and by-laws, which affect the rights of the Trust. Neither the TAC nor the FCR have any other power to vote or direct the vote of shares of the Common Stock reported herein. The Trust has the sole power to dispose or direct the disposition of all of the shares of Common Stock reported herein, and neither the TAC nor the FCR have any power to dispose or direct the disposition of such shares of Common Stock.
     (c) Except for the acquisition by Mr. McMonagle, who has resigned as the FCR and is no longer a Reporting Person, of 100 shares of Common Stock on May 7, 2007 on the open market for $32.60 per share, none of the Trust, the Trustees, the TAC, the members of the TAC nor the FCR has engaged in any transactions in the Common Stock that were effected during the past sixty days.
     (d) No person, other than the Trust, has the right to receive or the power to direct the receipt of dividends from, or the profits from the sale of, the shares of Common Stock beneficially owned by the Trust.
     (e) On June 20, 2007, Mr. McMonagle resigned from his position as the FCR pursuant to section 6.2(b) of the Trust Agreement and as of such date may no longer be deemed to be (i) part of a group of persons (as determined in accordance with Section 13(d) of the Act and the rules promulgated thereunder) with the Trust and the TAC or (ii) the beneficial owner of the 28,200,000 shares of Common Stock beneficially owned by the Trust.”
Item 7. Material to Be Filed as Exhibits

EXHIBIT NUMBER	TITLE

1	Joint Filing Agreement, dated July 2, 2007 by and among the Reporting Persons.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 2, 2007

OWENS CORNING/FIBREBOARD ASBESTOS PERSONAL INJURY TRUST

/s/ Harry Huge

Harry Huge, Trustee

/s/ D. LeAnne Jackson

D. LeAnne Jackson, Trustee

/s/ Dean M. Trafelet

Dean M. Trafelet, Trustee

PI TRUST ADVISORY COMMITTEE

/s/ Matthew Bergman

Matthew Bergman, Esq.

/s/ Russell W. Budd

Russell W. Budd, Esq.

/s/ John D. Cooney

John D. Cooney, Esq.

/s/ James Ferraro

James Ferraro, Esq.

/s/ Theodore Goldberg

Theodore Goldberg, Esq.

/s/ Steven Kazan

Steven Kazan, Esq.

/s/ Joseph F. Rice

Joseph F. Rice, Esq.

/s/ Armand J. Volta, Jr.

Armand J. Volta, Jr., Esq.

/s/ Perry Weitz

Perry Weitz, Esq.

FUTURE CLAIMANTS’ REPRESENTATIVE, under the Owens Corning/Fibreboard Asbestos Personal Injury Trust Agreement, dated October 31, 2006

/s/ Michael J. Crames

Michael J. Crames